Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated May 29, 2008

Trigger Mandatory Exchangeable Securities
Linked to the common stock of Keycorp
Final Terms & Conditions	As of May 29, 2008

Issuer:	Deutsche Bank AG, London Branch (Moody’s Aa1; S&P AA)*

Face Amount :	USD 20.00 per note
Nominal Amount:	USD 11,900,000 (595,000 notes)

Reference Stock:	Common stock of Keycorp - (Bloomberg: KEY <Equity>)

Trade Date†:	May 29, 2008

Settlement Date†:	June 5, 2008

Final Valuation Date†:	December 22, 2008

Maturity Date†:	December 24, 2008

Observation Period:	The period from the Trade Date to the Final Valuation Date.

Coupon:	5% per annum payable quarterly, based on a 30/360 day count.

Coupon Payment Dates:	September 24, 2008 and December 24, 2008

*   A credit rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating agency.  Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG’s Global Notes Program, Series A does not enhance, affect or address the likely performance of the Securities other than the ability of the Issuer to meet its obligations.

†  Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Valuation Date(s) and Maturity Date will be changed so that the stated term of the Securities remains the same.

We expect to deliver the Securities against payment for the Securities on the Settlement Date indicated above, which may be a date that is greater than three Business Days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to a trade expressly agree otherwise.  Accordingly, purchasers who wish to transact in Securities that are to be issued more than three Business Days after the Trade Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which these indicative terms relate.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to the offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and other documents relating to the offering if you so request by calling toll-free 1-800-311-4409.

Trigger Mandatory Exchangeable Securities
Linked to the common stock of Keycorp
Final Terms & Conditions	As of May 29, 2008

Payment at Maturity:
At maturity, in addition to the payment of any accrued and unpaid coupon on the Securities, each Security will be exchanged for a number of shares of the Reference Stock or cash, as set forth below. Fractional shares will be paid in cash.

At the option of the Issuer, any payment at maturity that consists of shares of Reference Stock will be satisfied by paying the cash value thereof in lieu of such shares. Such cash value will equal the product of the number of shares that would otherwise constitute the payment at maturity multiplied by the Final Stock Price.

Exchange Rate:
If the Final Stock Price is greater than or equal to the Cap Price, each Security will be exchanged for a number of shares of the Reference Stock equal to the Exchange Rate. The Exchange Rate will equal the Cap Price divided by the Final Stock Price times the then current Stock Adjustment Factor.

If the Final Stock Price is less than the Cap Price but greater than or equal to the Initial Stock Price, each Security will be exchanged for a number of shares of the Reference Stock equal to the Exchange Rate. The Exchange Rate will equal one times the then current Stock Adjustment Factor.

If the Final Stock Price is less than the Initial Stock Price and the Adjusted Intraday Price was never at or below the Trigger Price during any Trading Day in the Observation Period, each Security will be exchanged for an amount in cash per Security equal to the Face Amount.

If the Final Stock Price is less than the Initial Stock Price and the Adjusted Intraday Price was at or below the Trigger Price during any Trading Day in the Observation Period, each Security will be exchanged for a number of shares of the Reference Stock equal to the Exchange Rate. The Exchange Rate will equal one times the then current Stock Adjustment Factor.

Trigger Price:	USD 14.00, representing 70% of the Initial Stock Price.

Cap Price	USD 26.00, representing 130% of the Initial Stock Price.

Initial Stock Price:	USD 20.00

Final Stock Price:	The Adjusted Closing Price on the Final Valuation Date.

Stock Adjustment Factor:	Initially 1.0, subject to adjustment for certain corporate events as described under “Description of Securities – Anti-dilution Adjustments” in the accompanying product supplement.

Trigger Mandatory Exchangeable Securities
Linked to the common stock of Keycorp
Final Terms & Conditions	As of May 29, 2008

Additional Adjustments:
In addition to the adjustments described under “Description of Securities—Anti-dilution Adjustments” in the accompanying product supplement on file with the SEC, upon the occurrence of a reorganization event (as defined in the accompanying product supplement), the Calculation Agent may (i) make such adjustments to the Exchange Rate as the Calculation Agent determines appropriate to account for the economic effect on the Securities [or any related hedging transaction] of such reorganization event (including adjustments to account for changes in volatility, expected dividends, stock loan rate or liquidity relevant to the Securities or any hedging transaction with respect to the Securities undertaken by the Issuer or any of its affiliates or by any party on behalf of the Issuer or any of its affiliates) and (i) determine the effective date of such adjustments.

Cancellation Rights:
The Issuer expects to determine the amount of Securities to be issued on the Trade Date.  Prior to that date, neither the Issuer nor the prospective purchasers will be obliged to sell or purchase the Securities, respectively.

Calculation / Paying Agent:	Deutsche Bank AG, London Branch

Settlement:	DTC

Market Making:
Deutsche Bank Securities Inc. may, but is not obligated to, provide bids on Reuters and Bloomberg screens to facilitate sell backs from the investors.  Deutsche Bank Securities Inc. may, but is not obligated to, quote indicative valuation prices during the life of the Securities.

Governing Law:	New York

Security Codes:	CUSIP: 25154H368 ISIN: US25154H3681

Capitalized terms not defined herein will have the meaning ascribed to them in the accompanying product supplement.

Trigger Mandatory Exchangeable Securities
Linked to the common stock of Keycorp
Final Terms & Conditions	As of May 29, 2008

Additional Terms Specific to the Securities

You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these Securities are a part, and the more detailed information contained in product supplement AG dated May 20, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement AG dated May 20, 2008:
http://www.sec.gov/Archives/edgar/data/1159508/000119312508119377/d424b2.htm

•	Prospectus supplement dated November 13, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

Selected Purchase Considerations

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COUPON PAYMENTS — The Securities offer coupon payments at the rate and on the dates indicated herein. Coupons on the Securities will be payable to the holders of record at the close of business on the date five (5) Business Days prior to the applicable Coupon Payment Date. If a Coupon Payment Date falls on a day that is not a Business Day, coupons on the Securities will be payable on the following Business Day, but no additional amount will accrue as a result of the delayed payment.

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THE SECURITIES DO NOT GUARANTEE THE RETURN OF YOUR INITIAL INVESTMENT AND YOUR RETURN ON THE SECURITIES IS LIMITED BY THE CAP PRICE — If the Final Stock Price is less than or equal to the Initial Stock Price and the Adjusted Closing Intraday VWAP Price was at or below the Trigger Price during any Trading Day in the Observation Period, you could lose up to your entire initial investment in the Securities.  In addition, the Cap Price limits your participation in the upside performance of the Reference Stock, and therefore limits the return on your Securities.

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THE PAYMENT AT MATURITY WILL BE MADE IN EITHER SHARES OF THE REFERENCE STOCK OR CASH, IN SOME CASES AT THE ISSUER’S OPTION — At maturity, if the Final Stock Price is less than or equal to the Initial Stock Price and the Adjusted Intraday Price was never at or below the Trigger Price during any Trading Day in the Observation Period, you will receive an amount in cash per Security equal to the Face Amount. If the Final Stock Price is greater than or equal to the Initial Stock Price or if the Final Stock Price is less than or equal to the Initial Stock Price and the Adjusted Intraday Price was at or below the Trigger Price during any Trading Day in the Observation Period, you will receive either a number of shares of the Reference Stock equal to the Exchange Rate, or the cash value thereof.  In such case, the Issuer may choose either of these forms of payment.  If you receive shares of the Reference Stock, fractional shares will be paid in cash.  Coupon payments will be made in cash.

•      CERTAIN INCOME TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the Securities are uncertain, we believe it is reasonable to treat the securities for U.S. federal income tax purposes as prepaid financial contracts to acquire Reference Stock or an equivalent amount of cash, with associated payments by us to you equal to the stated Coupon payments on the securities. Based on current law, under this treatment upon a sale or other taxable disposition of the Securities, including cash settlement at maturity, you generally should recognize short-term capital gain or loss equal to the difference between the amount of cash received (other than any Coupon payment) and your adjusted tax basis in the Securities, although the treatment of sales proceeds attributable to accrued but unpaid Coupon is unclear.  Under this treatment, we believe that you should not recognize gain or loss with respect to any Reference Stock received at maturity.  While the U.S. federal income tax treatment of the stated Coupon payments on the Securities is uncertain, to the extent that we may be required to file information returns with respect to stated Coupon payments to certain U.S. holders, we intend to treat these payments as ordinary income. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the Securities, the timing and/or character of income on the Securities might

Trigger Mandatory Exchangeable Securities
Linked to the common stock of Keycorp
Final Terms & Conditions	As of May 29, 2008

differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this free writing prospectus and the accompanying product supplement.

We will treat any coupon payments on the Securities made to non-U.S. holders (as defined in the accompanying product supplement) as subject to withholding at a rate of 30% unless you claim an exemption or reduction under an applicable income tax treaty.  See “Certain U.S. Federal Income Tax Consequences—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement.

On December 7, 2007, the Department of the Treasury (“Treasury”) and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the Securities (including alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of product supplement AG on file with the SEC.

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YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The Securities do not guarantee any return of your initial investment. The payment amount you receive at maturity will be based on the Final Stock Price as compared to the Initial Stock Price and the Cap Price and may depend on whether the Reference Stock has traded at or below the Trigger Price during any Trading Day in the Observation Period. If the Final Stock Price is less than or equal to the Initial Stock Price and the Adjusted Intraday Price was never at or below the Trigger Price during any Trading Day in the Observation Period, you will receive an amount in cash per Security equal to the Face Amount. Otherwise, you will receive at maturity a number of shares of the Reference Stock equal to the Exchange Rate, or the cash value thereof. The market value of such shares may be less than your initial investment in the securities and may be zero. Accordingly, you could lose up to the entire amount of your initial investment.

•
IF THE ADJUSTED INTRADAY PRICE WAS AT OR BELOW THE TRIGGER PRICE ON ANY TRADING DAY DURING THE OBSERVATION PERIOD, YOUR INVESTMENT WILL BE FULLY EXPOSED TO A DECLINE IN THE PRICE OF THE REFERENCE STOCK — If the Adjusted Intraday Price was at or below the Trigger Price during any Trading Day in the Observation Period, your investment will be fully exposed to any decline in the price of the Reference Stock at maturity.

•
YOUR RETURN ON THE SECURITIES IS LIMITED BY THE CAP PRICE — The Cap Price limits your participation in the upside performance of the Reference Stock, and therefore limits the return on your Securities. Accordingly, the return on the Securities may be significantly less than the return on a direct investment in the Reference Stock during the term of the Securities.

Trigger Mandatory Exchangeable Securities
Linked to the common stock of Keycorp
Final Terms & Conditions	As of May 29, 2008

•
NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK — As an investor in the Securities, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or rights to dividend payments or other distributions.. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as an investor in the Securities in taking any corporate action that might affect the value of the Reference Stock and the Securities.

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NO AFFILIATION WITH THE ISSUER OF THE REFERENCE STOCK — We are not affiliated with and we assume no responsibility for the adequacy of the information about the issuer of the Reference Stock contained herein. You should make your own investigation into the Reference Stock and the issuer of the Reference Stock. We are not responsible for public disclosure of information by the issuer of the Reference Stock, whether contained in SEC filings or otherwise.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — While the payment at maturity is based on the full amount of your initial investment in the Securities, the original issue price of the Securities includes the agents’ commission and the cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the Maturity Date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Securities to maturity.

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LACK OF LIQUIDITY — The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intends to offer to purchase the Securities in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the Securities.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE REFERENCE STOCK TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Reference Stock to which the Securities are linked.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as Calculation Agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities. We and/or our affiliates may also currently or from time to time engage in business with the issuer of the Reference Stock, including extending loans to, or making equity investments in, the issuer of the Reference Stock or providing advisory services to the issuer of the Reference Stock. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the issuer of the Reference Stock, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the Securities, you should undertake an independent investigation of the issuer of the Reference Stock as in your judgment is appropriate to make an informed decision with respect to an investment in the Securities.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — In addition to the price of the Reference Stock on any day, the value of the Securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other and which are set out in more detail in the accompanying product supplement on file with the SEC.

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ANTI-DILUTION PROTECTION IS LIMITED — The Calculation Agent will make adjustments to the Exchange Rate and the Adjusted Intraday Price for certain events affecting the Reference Stock. However, the Calculation Agent will

Trigger Mandatory Exchangeable Securities
Linked to the common stock of Keycorp
Final Terms & Conditions	As of May 29, 2008

not make adjustments in response to all events that could affect the shares of the Reference Stock. If an event occurs that does not require the Calculation Agent to make an adjustment, the value of the Securities may be materially and adversely affected.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the Securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under “Certain Tax Consequences,” on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the Securities. Any Treasury regulations or other guidance promulgated after consideration of these comments could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences,” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Trigger Mandatory Exchangeable Securities
Linked to the common stock of Keycorp
Final Terms & Conditions	As of May 29, 2008

The Reference Stock

Public Information

All information on the Reference Stock and on the issuer of the Reference Stock contained in this term sheet is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Keycorp is a corporation organized under the laws of the state of Ohio . The common shares of Keycorp, par value of $1.00 per share, are listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of the accompanying product supplement on file with the SEC. The Reference Stock issuer’s SEC file number is 001-11302 and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information

The following graph sets forth the historical performance of the Reference Stock from January 1, 1998 through May 27, 2008. The closing price of the Reference Stock on May 27, 2008 was $21.95. We obtained the historical closing prices of the Reference Stock from Bloomberg Financial Markets. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical prices of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the Final Stock Price. We cannot give you assurance that the performance of the Reference Stock will result in the return of your initial investment.

Trigger Mandatory Exchangeable Securities
Linked to the common stock of Keycorp
Final Terms & Conditions	As of May 29, 2008

Important Notes

We are not acting as your financial adviser or in a fiduciary capacity in respect of this proposed transaction or any other transaction with you unless otherwise expressly agreed by us in writing. Prospective investors should understand and discuss with their professional tax, legal, accounting and other advisors the effect of a transaction they may enter into. In no way should we be deemed to be holding Deutsche Bank out as a fiduciary of the recipient of this information.

The past performance of securities or other instruments does not guarantee or predict future performance. The distribution of this document and availability of these products and services in certain jurisdictions may be restricted by law.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance.  We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities.  You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.